Peak Fintech Group Inc.

Condensed Interim Consolidated Financial

Statements (Unaudited)

For the three and nine-month periods ended

September 30, 2021, and 2020

Financial Statements

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss	2

Condensed Interim Consolidated Statements of Changes in Equity	3

Condensed Interim Consolidated Statements of Cash Flows	4

Condensed Interim Consolidated Statements of Financial Position	5

Notes to Condensed Interim Consolidated Financial Statements	6 - 34

Note to the reader : The Interim Consolidated Financial Statements have not been reviewed by the auditor

2

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Comprehensive Profit and Loss

For the three and nine-month periods ended September 30, 2021 and 2020

(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

		Three-month periods ended		Nine-month periods ended
	Note	September 30		September 30
			Restated		Restated
		2021	2020	2021	2020
		$	$	$	$
Revenues		25,695,570	15,116,369	70,584,525	26,329,268
		25,695,570	15,116,369	70,584,525	26,329,268
Expenses
Cost of service		21,120,835	13,385,347	60,910,889	20,912,490
Salaries and fringe benefits		1,375,954	386,676	2,792,424	1,099,606
Service fees		161,859	208,741	468,497	479,205
Royalty on software		32,524	47,469	107,202	104,370
Board remuneration		278,191	29,062	549,020	51,405
Consulting fees		118,310	1,181,765	300,052	2,034,766
Management fees		11,670	15,729	38,844	55,261
Professional fees		417,868	154,345	1,330,750	340,879
Administrative and indirect cost		-	(16,246)	-	221,582
Public relations and press releases		421,775	88,207	678,256	140,112
Office supplies, software and utilities		(1,517)	26,777	86,968	129,088
Lease expenses		11,510	11,570	34,327	34,673
Insurance		35,637	10,112	77,809	31,890
Finance costs	16.4	41,606	280,584	137,374	800,934
Pre-acquisition expenses assumed on
consolidation of a subsidiary	4	216,421	-	216,421	-
Expected credit loss	5	(44,286)	451	(35,040)	588,748
Travel and entertainment		77,510	55,943	155,176	138,200
Stock exchange and transfer agent costs		165,154	65,857	318,523	101,973
Translation cost and others		16,150	6,676	137,035	20,618
Reversal of impairment loss	8	-	-	(193,717)	-
Depreciation of property and equipment	7	22,545	21,495	65,847	64,649
Gain on bargain purchase	4	(1,910,598)	-	(1,910,597)	-
Amortization of intangible assets	8	462,831	67,616	685,263	231,896
Expiration of deferred finance cost		-	-	-	353,377
Amortization of financing initial costs		6,799	10,441	20,175	11,137
Change in fair value of contingent
consideration payable	4	171,432	(217,325)	171,432	(217,325)
Depreciation of right-of-use assets	7	105,972	137,209	219,878	350,819
(Gain) Loss on foreign exchange		(4,128)	2,776	(31,981)	60,526
		23,312,024	15,961,277	67,330,827	28,140,879
Profit (loss) before income taxes		2,383,546	(844,908)	3,253,698	(1,811,611)
Income tax		857,260	123,504	1,821,043	501,404
Net profit (loss)		1,526,286	(968,412)	1,432,655	(2,313,015)

Net profit (loss) attributable to:
Non-controlling interest		169,752	350,015	861,311	615,079
Owners of the parent		1,356,534	(1,318,427)	571,344	(2,928,094)
		1,526,286	(968,412)	1,432,655	(2,313,015)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(1,003,357)	(472,282)	(782,277)	(926,733)
Total comprehensive profit (loss)		2,529,643	(496,130)	2,214,932	(1,386,282)

Net profit (loss) and total comprehensive profit (loss) attributable to:
Non-controlling interest		205,593	446,671	820,190	880,821
Owners of the parent		2,324,050	(942,801)	1,394,742	(2,267,102)
		2,529,643	(496,130)	2,214,932	(1,386,281)

Weighted average number of outstanding shares		80,351,626	43,324,341	69,298,789	39,317,044

Basic and diluted profit (loss) per share		0.017	(0.030)	0.008	(0.074)

Going concern uncertainty (note 2)

Subsequent events (note 21)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Note to the reader : The Interim Consolidated Financial Statements have not been reviewed by the auditor

3

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Financial Position

As at September 30, 2021 and December 31, 2020
(In Canadian dollars)

(Unaudited)

		September 30	December 31
	Note	2021	2020

		$	$
ASSETS		Unaudited	Audited
Current
Cash		36,398,828	5,873,876
Restricted cash	12	63,333	80,091
Loans receivable	5	16,270,100	15,425,242
Assets held for esale		266,224	183,732
Debtors	6	35,867,825	30,575,357
Deposit for investments		492,500	194,900
Prepaid expenses		458,240	989,718
		89,817,050	53,322,916
Loans receivable	5	4,019,085	3,999,446
Property and equipment	7	997,127	529,372
Intangible assets	8	35,089,924	3,163,877
Deferred Tax assets		818,978	291,931
		130,742,165	61,307,542

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	9	14,371,288	26,559,427
Lease liabilities	10	168,037	117,709
Current tax liabilities		3,665,175	1,568,626
Debentures	11	-	23,311
Conversion option		-	3,489
		18,204,500	28,272,562
Bonds	12	299,026	258,933
CEBA Loan		40,000	40,000
Lease liabilities	10	582,283	121,797
Contingent consideration payable	4	10,036,542	-
		29,162,351	28,693,292

SHAREHOLDERS' DEFICIENCY
Capital stock	13	89,258,655	39,131,010
Shares to be issued	4	6,000,000	511,221
Contributed surplus		22,243,418	11,582,653
Accumulated other comprehensive income		682,616	(140,782)
Deficit		(29,669,028)	(30,240,372)
Shareholders' equity attributable to owners of the parent		88,515,661	20,843,730
Non-controlling interest		13,064,153	11,770,520
Total shareholders' equity		101,579,814	32,614,250
		130,742,165	61,307,542

Going concern uncertainty (note 2), subsequent events (note 21)

On behalf of the Board,

/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

4

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine-month periods ended September 30, 2021 and 2020
(In Canadian dollars)

(Unaudited)

		Three-month periods ended		Nine-month periods ended
		September 30		September 30
			Restated		Restated
	Note	2021	2020	2021	2020
		$	$	$	$

OPERATING ACTIVITIES
Net profit (loss)		1,526,286	(968,412)	1,432,655	(2,313,015)
Non-cash items
Expected credit loss	5	(44,286)	451	(35,040)	588,748
Depreciation of property and equipment	7	22,545	21,495	65,847	64,649
Depreciation of right-of-use assets	7	105,972	137,209	219,878	350,819
Amortization of intangible assets	8	462,831	67,616	685,263	231,896
Amortization of initial cost debenture		6,799	-	20,175	-
Revaluation of impairment loss	8	-	-	(193,717)	-
Accretion of debentures and bonds	11, 16.4	7,047	147,475	20,601	426,153
Accretion of lease interest	10, 16.4	26,277	-	40,247	-
Issuance of shares for settlement of debt	13	-	563,375	15,000	1,198,373
Issuance of warrants for settlement of debt	13	-	233,482		233,482
Expiration of deferred financing cost		-	-	-	353,377
Pre-acquisition expenses assumed on consolidation of a subsidiary	4	216,421	-	216,421	-
Change in fair value of contingent consideration payable	4	171,432	(217,325)	171,432	(217,325)
Share-based compensation	14	815,801	78,290	1,557,006	260,412
Gain on bargain purchase	4	(1,910,597)	-	(1,910,597)	-

Loans receivable maturing in more than 12 months	5	949,511	925,704	(19,639)	5,477,969
Net changes in working capital items
Income tax payable		2,485,726	133,117	2,096,549	389,279
Accounts receivable	6	20,543,495	(12,226,908)	16,047,029	(15,986,658)
Deposits made for transactions on plateforms	6	(11,148,198)	-	(11,148,198)	-
Prepayment to third party subcontractors	6	(11,595,993)	-	(11,595,993)	-
Other debtors	6	8,300,254	56,651	1,435,991	493,985
Loans receivable maturing in less than 12 months	5	(158,996)	(771,742)	(892,309)	(4,214,993)
Prepaid expenses		110,929	96,000	792,184	331,106
Deferred tax asset		(527,047)	-	(527,047)	-
Accounts payable, advances and accrued liabilities	9	(18,308,787)	11,503,421	(18,838,504)	11,850,144
Proceeds (repayments) re advances from third parties		(3,113,772)	(268,910)	819,378	1,889,054
Cash flows from operating activities		(11,056,350)	(489,011)	(19,525,389)	1,407,455

INVESTING ACTIVITIES
Property and equipment - additions	7	(24,167)	-	(28,480)	(3,862)
Property and equipment - disposals	7	159	-	6,148	-
Intangible asset - additions	4, 8	(8,630,952)	(345,740)	(9,420,160)	(820,723)
Cash flows from investing activities		(8,654,960)	(345,740)	(9,442,492)	(824,585)

FINANCING ACTIVITIES
Proceeds from advances made from a Director		-	5,600	-	15,680
Repayment of advances made from affiliates		(30,050)	-	(40,133)	-
Repayment of advances made from a Director		-	-	(270,911)	-
Repayment of lease liabilities	10	(195,050)	(107,968)	(271,223)	(359,815)
Proceeds fom the issuance of shares and warrants	13	47,981,290	2,882,400	47,981,290	3,804,400
Proceeds from the issuance of debentures	11	-	-	-	50,000
Proceeds from the issuance of Bonds	12	-	-	-	298,248
Proceeds from the issuance of CEBA Loan		-	-	-	40,000
Proceeds from the exercise of warrants	13	3,708,557	-	9,594,871	-
Proceeds from the exercise of options	14	886,253	-	1,003,753	-
Subscriptions for shares from non-controlling interest		189,532	-	189,532	-
Cash flows from financing activities		52,540,532	2,780,032	58,187,179	3,848,513

IMPACT OF FOREIGN EXCHANGE		967,068	649,249	794,200	1,243,677
Net increase in cash		33,796,290	2,594,530	30,013,498	5,675,060

Cash, beginning of period		2,171,175	4,798,039	5,953,967	1,717,509

Cash, acquired on acquisition of subsidiaries		494,697	-	494,697	-
Cash, end of period		36,462,161	7,392,569	36,462,161	7,392,569

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Note to the reader : The Interim Consolidated Financial Statements have not been reviewed by the auditor

5

PEAK FINTECH GROUP INC.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2021 and 2020

(In Canadian dollars)
(Unaudited)

						Equity	Accumulated		Total
						component of	other		attributable	Non	Shareholders'
		Number of	Capital stock	Equity to	Contributed	convertible	comprehensive		to owners of	Controlling	equity
	Note	common shares	Amount	issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
		(number of shares -
		see note 15)	$	$	$	$	$	$	$	$	$
Balance as of January 1, 2021		59,012,095	39,131,010	511,221	11,582,653	-	(140,782)	(30,240,372)	20,843,730	11,770,520	32,614,250
Issuance of shares and warrants	13	13,149,999	41,922,442		10,677,558				52,600,000		52,600,000
Issuance of shares and warrants to settle debts	13
owed for services provided	13	16,676	67,800						67,800		67,800
Shares to be issued for business acquisition	4	600,000		6,000,000					6,000,000		6,000,000
Issuance of for shares business acquisition	4,13	511,169	403,610	(403,610)					-		-
Issuance costs - shares and warrants	13		(4,618,710)						(4,618,710)		(4,618,710)
Issuance costs - broker compensation warrants	13		(1,875,595)		1,875,595				-		-
Conversion of convertible debentures	11	25,000	27,483						27,483		27,483
Exercise of warrants and broker warrants	13	9,272,738	12,310,172	(107,611)	(2,527,705)				9,674,857		9,674,857
Exercise of options	14	607,500	1,890,443		(921,690)				968,753		968,753
Share-based compensation	14				1,557,006				1,557,006		1,557,006
Subscription for shares by non-controlling interest										473,443	473,443
Transactions with owners		83,195,176	89,258,655	6,000,000	22,243,418	-	(140,782)	(30,240,372)	87,120,919	12,243,963	99,364,882
Net profit								571,344	571,344	861,311	1,432,655
Other comprehensive loss							823,398		823,398	(41,121)	782,277
Total comprehensive (loss) profit for the year		-	-	-	-	-	823,398	571,344	1,394,742	820,190	2,214,932
Balance as of September 30, 2021		83,195,176	89,258,655	6,000,000	22,243,418	-	682,616	(29,669,028)	88,515,661	13,064,153	101,579,814

Balance as of January 1, 2020		36,029,607	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares	13	11,747,906	3,775,336		1,527,750				5,303,086		5,303,086
Shares to be issued for business acquisition	4	-	-	37,261	-	-	-	-	37,261	-	37,261
Shares to be issued to consultant	13	-	-	139,381					139,381		139,381
Exercise of warrants on surrendering of debenture	12	670,000	730,963	-	(132,865)	-	-	-	598,098	-	598,098
Issuance of convertible debenture	13	-	-	-	11,273	9,408	-	-	20,681	-	20,681
Conversion of convertible debenture	13	50,000	50,678	-		(2,940)	-	-	47,738	-	47,738
Issuance of warrants for service	13				233,482				233,482		233,482
Issuance costs	13	-	(226,554)	-	78,140	-	-	-	(148,414)	-	(148,414)
Issuance of bonds	12	-	-	-	64,896	-	-	-	64,896	-	64,896
Share-based compensation	14	-	-	-	260,412	-	-	-	260,412	-	260,412
Transactions with owners		48,497,513	28,565,046	670,056	11,623,421	54,359	(1,054,211)	(23,623,950)	16,234,721	10,441,584	26,676,305
Net (loss) profit		-	-	-	-	-	-	(2,928,094)	(2,928,094)	615,079	(2,313,015)
Other comprehensive loss		-	-	-	-	-	926,733	-	926,733	265,742	1,192,475
Total comprehensive loss for the year		-	-	-	-	-	926,733	(2,928,094)	(2,001,361)	880,821	(1,120,540)
Balance as of September 30, 2020 (restated)		48,497,513	28,565,046	670,056	11,623,421	54,359	(127,478)	(26,552,044)	14,233,360	11,322,405	25,555,765

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Note to the reader : The Interim Consolidated Financial Statements have not been reviewed by the auditor

PEAK FINTECH GROUP INC.	6
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Fintech Group Inc. (hereinafter ''Peak'' or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Fintech Group Inc.'s executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Québec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK". Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Peak is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

2 - GOING CONCERN UNCERTAINTY AND COVID-19

These condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation and will be able to realize its assets and discharge its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The use of these principles may not be appropriate.

The level of revenue currently being generated is not presently sufficient to meet the Company's working capital requirements and business growth intiatives . The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, including a financing by prospectus that generate a net cah inflow of $47,981,290 in the thirs quarte of 2021, there is no assurance that it will manage to obtain additional financing in the future. Also, the Company incurred a net profit of $4,030,417 for the nine-month period ended September 30, 2021 (year ended December 31, 2020 - $5,513,511), it has an accumulated deficit of $27,0$71,266 as at September 30, 2021 ($30,240,372 as at December 31, 2020) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiatives it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast some significant doubt regarding the Company's ability to continue as a going concern.

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

These condensed interim consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1 Statement of compliance with IFRS

These condensed interim consolidated financial statements for the nine-month period ended September 30, 2021, have been prepared in accordance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2020. There have not been any significant changes in judgments, estimates or assumptions since then. These condensed interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2020.

PEAK FINTECH GROUP INC.	7
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.1 Statement of compliance with IFRS (Continued)

The same accounting policies and methods of computation were used in the preparation of these condensed interim consolidated financial statements as were followed in the preparation of the consolidated financial statements for the year ended December 31, 2020 except for new standards and interpretations effective January 1, 2021.

These condensed interim consolidated financial statements for the three and nine-month periods ended September 30, 2021 (including comparative figures) were approved by the Board of Directors on November 15, 2021.

3.2 Basis of measurement

These consolidated financial statements are prepared on an accrual basis using the historical cost method.

3.3 Basis of Consolidation

These condensed interim consolidated financial statements include the accounts of Peak and all of its subsidiaries. The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these condensed interim consolidated financial statements:

		% of ownership		Functional
Entities	Registered	and voting right	Principal activity	Currency

Peak Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	U.S. $

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Supply Chain Technologies Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Solar-Gas & Oil Supply Chain Management Co.,Ltd (1)	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd	China	51%	Supply chain services	Renminbi

Asia Synergy Insurance Services Co.,Ltd (1)	China	100%	Fintech	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

Beijing Huike Internet Technology (note 4.1)	China	100%	Technology based product facilitator	Renminbi

Wechain (Nanjing) Technology Service Co., Ltd. (note 4.1)	China	51%	Fintech	Renminbi

Beijing Kailifeng New Energy Technology Co., Ltd. (1)	China	51%	Technology based product facilitator	Renminbi

PEAK FINTECH GROUP INC.	8
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

3.3 Basis of Consolidation (continued)

(1): Creation of new subsidiaries

In November 2020, the Company created a new subsidiary called Asia Synergy Supply Chain Technology ("ASST") being a wholly owned subsidiary of the Company, Asia Synergy Technologies ("AST"), for the purpose of being involved in the distribution of food products and beverages. As a result, AST owns 100% interest in ASST.

In May 2021, the Company created a new subsidiary called Asia Synergy Solar-Gas & Oil Supply Chain Management Co. Ltd ("AJP") being a wholly owned subsidiary of the Company, Asia Synergy Technologies ("AST"), for the purpose of being involved in distribution of different products within the gas and oil retail industry. As a result, AST owns 100% interest in AJP.

In June 2021, the Company created a new subsidiary called Asia Synergy Insurance Service Co. Ltd ("ASSI") being a wholly owned subsidiary of the Company, Asia Synergy Data Solutions Ltd.("ASDS"), for the purpose of being involved in the distribution of insurance products in China. As a result, ASDS owns 100% interest in ASSI.

In September 2021, the Company created a new subsidiary, Beijing Kailifeng New Energy Technology Co. Ltd., for the purpose of being involved in the distribution of clean energy products. Kalifeng is a wholly owned subsidiary of the Company, Asia Synergy Data Solutions Ltd. ("ASDS").

The subsidiaries each have an annual reporting date of December 31 and are incorporated in either Canada, Hong Kong or China. All intercompany transactions and accounts were eliminated upon consolidation, including unrealized gains or losses on intercompany transactions. Where unrealized losses on intercompany asset sales are reversed upon consolidation, the underlying asset is also tested for impairment from the Company's perspective. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Company.

Profit or loss of subsidiaries acquired or disposed of during the year are recognized from the effective date of acquisition, or up to the effective date of disposal, as applicable.

3.4 Functional and presentation currency

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company.

3.5 New Standards adopted as at January 1, 2021

Some accounting pronouncements which have become effective from January 1, 2021, and have therefore been adopted do not have a significant impact on the Company financial results or position.

4 - BUSINESS COMBINATIONS

4.1 Acquisition of subsidiaries - Huike and Wechain

On September 1, 2021, the Company, through it subsidiary Asia Synergy Data Solutions ("ASDS"), acquired 100% of the share capital of Beijing Huike Internet Technology ("Huike") and also 51% of the issued share capital of Wechain (Nanjing) Technology Service Co., Ltd ("Wechain").

Huike, which was incorporated on March 13, 2019, was acquired to be the vehicle that will be the gatekeeper of the Heartbeat platform acquired from Huayan Kun Tai Technology Company Ltd "(Huayan") (refer to 4.2 below). Huike will operate the Heatbeat platform which distributes various solutions to insurers and insurance brokers in China and in return it will earn service fees based on the value of transactions occurring on the platform. During the period leading up to its acquisition by ASDS, the company traded and incurred pre- acquisition costs on behalf of the group totalling $749,143. These were initially capitalized and formed part of it acquisition balance sheet. On consolidation of Huike these costs have been written off as pre-acquisition expenses and have been offset against the bargain purchase arising on acquisition of the Heatbeat assets in the condensed interim consolidated statements of profit and loss.

Wechain, which was incorporated on September 16, 2020, was acquired to operate the Weiliangou (BBC) platform which will develop analytics and AI software used by banks and financial institutions in China. During the period leading upto its acquisition by ASDS, the company traded and incurred pre-acquisition costs on behalf of the group totalling $216,421 which were initally capitalised and formed part of it acquisition balance sheet. On consolidation of Wechain these expenses have been written off as pre-acquisition expenses to the condensed interim consolidated statements of profit and loss.

PEAK FINTECH GROUP INC.	9
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

4 - BUSINESS COMBINATIONS (CONTINUED)

The acquisitions of Huike and Wechain were determined to constitute business combinations and, accordingly, the acquisitions have been accounted for using the acquisition method of accounting.

As at September 1, 2021, the fair value of consideration paid/payable and that of the identifiable assets acquired were as follows:

	Huike	Wechain
Fair value of consideration transferred	$	$
Cash consideration paid	-	-

Identifiable net assets acquired
Cash	185,830	308,867
Pre-acquisition costs	749,143	216,421
Other current assets	257,011	384
Property and equipment	1,574	12,942
Other non-current assets	-	3,310
Accounts payable and accrued liabilities	(1,193,558)	(541,924)
Identifiable total net assets	-	-
Goodwill on acquisition	-	-
	-	-

4.2 Acquisition from Huayan Kun Tai Technology Company Ltd

On September 1, 2021, Peak, acquired certain assets and personnel from Huayan Kun Tai Technology Company Ltd ("Huayan") (the "Heartbeat Acquisition"). Huayan, primarily through its Heartbeat insurance product management and brokerage platform, provides various SaaS (software as a service) solutions to insurers and insurance brokers in China. The transfer included all of Huayan's assets, including the Heartbeat platform, its employees and its operations. The assets acquired comprise intangible assets consisting primarily of the Heartbeat platform.

The purchase price for the Heartbeat Acquisition totals $31,000,000 split between upfront consideration totalling $17,000,000, comprising cash of $11,000,000 and the issuance of 600,000 common shares of the company valued at $10 per share ($6,000,000). A further two share instalments with a maximum combined value of $14,000,000 are payable as at the company's 2022 and 2023 fiscal year ends, if certain financial performance metrics related to net profit target of Heartbeat business are achieved during the first 28 months of operations. The total fair value of the consideration payable was estimated at $26,865,110.

As at September 30, 2021, due to administrative delay, cash payments totalling $4,459,350 relating to this transaction remained unpaid and the 600,000 shares had not yet been issued. These were included in the accounts payable, advances and accrued liabilities and in shares to be issued in the condensed interim consolidated statements of financial position and changes in equity. The amounts were settled on November 9, 2021 and October 5, 2021 respectively.

The fair value of the Heartbeat asset acquired was estimated at $29,524,851 based on management's financial projections for the Heatbeat assets over the first 28 months of operations. The Company used probability-weighted estimates, assumptions about certain financial performance metrics and an appropriate discount rate to estimate the net present value of projected cashflows. The intangible assets acquired under the agreement have been identified as the Heartbeat insurance product management and brokerage platform. This will be amortized on a straight-line basis with a useful life of 10 years.

PEAK FINTECH GROUP INC.	10
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

The Heartbeat Acquisition was determined to constitute a business combination and, accordingly, the acquisition has been accounted for using the acquisition method of accounting.

Fair value of consideration transferred	$
Consideration paid
Cash	11,000,000
Issuance of 600,000 shares of the Company at $10 / share	6,000,000
Total consideration due for payment as at September 30, 2021	17,000,000
Contingent consideration payable
Issuance of shares of the Company on December 31, 2022 - up to $8,000,000 in value	6,109,357
Issuance of shares of the Company on December 31, 2023 - up to $6,000,000 in value	3,755,753
Total estimated contingent consideration payable at September 1, 2021	9,865,110
Total consideration (paid and contingent consideration)	26,865,110
Gain on bargain purchase to profit and loss	1,910,598

28,775,708
Identifiable net assets acquired
Intangible assets - Heartbeat platform	29,524,851
Pre-acquisition costs written off (Huike) (refer 4.1)	(749,143)
Identifiable total net assets	28,775,708
Goodwill on acquisition	-
28,775,708

At the acquisition date, the Company recognized a gain on bargain purchase of $1,910,598, being the difference between the fair value of the identifiable assets acquired, net of the pre-acquisition expenses incurred by Huike (refer to 4.1), and the estimated fair value of the consideration paid and payable.

At each balance date, the Company will revise its estimation of the fair value of the contingent consideration payable and record an accretion entry accordingly. The re-evaluation process will take into account the historical performance of the operations of Huike and Heatbeat platform compared to agreed targets and discount the resultant estimate of the value of share instalments payable. As at September 30, 2021, the value of contingent consideration payable was estimated as $10,036,542 and consequently an amount of $171,432 was recorded as an expense in the condensed interim consolidated statements of comprehensive profit and loss with a credit recorded in the condensed interim consolidated statement of financial position as contingent consideration payable.

4.3 Acquisition from Wuxi Wenyi Financial Services Co.

On January 1, 2019, the Company, through its subsidiary called Asia Synergy Credit Solutions ("ASCS"), transferred certain assets and personnel from Wuxi Wenyi Financial Services Co. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired were intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition was accounted for using the acquisition method of accounting.

The purchase price payable for this acquisition was to be settled with the issuance of up a maximum of 2,000,000 shares of the Company. The final value of consideration payable was contingent on achievement by ASCS of certain financial performance metrics during its first 18 months of operations. In the event that 2,000,000 shares were to be issued after the 18-month period and the listed common share price of the Company was less than $1.00 at that time, the Company was to issue additional shares to bring the aggregate consideration value to $2,000,000.

As at September 30, 2020, the 18 month perfomance period concluded and based on actual results of ASCS the final contingent consideration payable was settled at $530,675. As per the asset transfer agreement, the total number of shares issuable to settle the consideration totalled 1,340,000 at an average issue price of $0.40 per share.

On November 11, 2020, the Company issued 317,663 common shares of the Company, at $0,40 per share, in part settlement ($127,065) of the consideration payable under the asset transfer agreement. On April 8, 2021, the Company issued the final tranche of shares under the agreement (511,169 post consolidation shares at $0,79 per share totalling $403,610). As at September 30, 2021, the consideration remaining payable under the agreement totalled $Nil (December 31, 2020 - $403,610).

PEAK FINTECH GROUP INC.	11
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

One of the Company's subsidiaries in China, named Asia Synergy Financial Capital ("ASFC"), provides various financial services to small and medium size enterprises and entrepreneurs.

The Company provides loans that are either guaranteed by a third party and/or collateral assets. The loans secured with collateral are either secured by second-hand vehicles or by the residential property of the borrower. Loans that are not guaranteed by collateral assets are insured by a third party.

Loans guaranteed by second-hand vehicles.

The second-hand vehicles are valued by the company credit department before approving a loan. The loan value at inception represents typically between 50% to 80% of the collateral value with an average of 76% as at September 30, 2021 (78% as at December 31, 2020). The Second-hand vehicles collateral value is evaluated at the beginning of the loan and periodically during the life of the loan, based on an industry recognized used car guide which has been validated by company personnel, their knowledge, experience and the inspection process before approval of the loan.

Loans guaranteed by second rank mortgage on residential property

Before approving a loan, the Company's credit department will assess the value of any other mortgages taken out on the residential property and put as collateral by the prospective borrower. The loan value at inception typically represents between 25% and 32% of the collateral value exceeding the first rank mortgage taken by the borrower. The value of the residential property is evaluated at the beginning of the loan and periodically during the life of the loan based on a residential broker site, which is validated by the Company personnel, their knowledge, experience and inspection process before approval of the loan.

All the loans secured by collateral assets are registered on the appropriate government regulated system.

Credit Loans guaranteed by a third party

The Company makes loans to small and medium enterprises in the technology sector. Before approving a loan, the Company performs an initial credit evaluation of the borrower. The credit evaluation includes: the borrower company's credit profile, operating performance, financial statements, tax payments/receipt records, shareholders' structure and their individual credit rating. Based on the result of this initial evaluation, the Company will then proceed to sign a loan agreement with the SMEs borrowers. To mitigate the default risk in the case of any overdue situation incurred re these credit loans, a letter of guarantee must also be signed before the loan is finally granted to SMEs borrowers. Accordingly, a 3rd party must accept to provide a full guarantee to cover any overdue principal and interest on behalf of the borrowers. The company will also perform on-going monitoring of SMEs borrowers in the tech industry through visits, phone calls and follow-up on business models development.

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2021-09-30	2020-12-31
	$	$
Principal balance loans receivables	20,821,947	20,009,105
Less expected credit loss (ECL)	(532,762)	(584,417)
Loan receivables net	20,289,185	19,424,688

Loans receivables maturing in less than 12 months	16,270,100	15,425,242
Loans receivables maturing in more than 12 months	4,019,085	3,999,446
Total loans	20,289,185	19,424,688

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.11 of the annual consolidated financial statements for the year ended December 31, 2020.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at September 30, 2021 and December 31, 2020 , according to credit quality and ECL impairment stages.

PEAK FINTECH GROUP INC.	12
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows:

			Credit loss
		Credit loss	allocation
		allocation	applied -
	Provision %	applied - Auto	Residential
Stage 1 : 1%	1.0%	1.0%	1.0%
Stage 2: 30%	30.0%	1.0%	1.0%
Stage 3 :100%	100.0%	13.0%	1.0%

		Gross
		Carrying	Allowance for	Net Carrying
September 30, 2021%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	83.6%	17,408,384	(249,110)	17,159,274
Stage 2 Overdue 30-90 days	0.2%	35,010	-	35,010
Stage 3 Overdue> 90 days	16.2%	3,378,553	(283,652)	3,094,901
Total	100.0%	20,821,947	(532,762)	20,289,185

		Gross
		Carrying	Allowance for	Net Carrying
December 31, 2020%		amount	credit loss	Amount
		$	$	$
Stage 1 Not overdue <= 30 Days	78.2%	15,652,125	(224,798)	15,427,327
Stage 2 Overdue 30-90 days	5.6%	1,110,537	(3,332)	1,107,205
Stage 3 Overdue> 90 days	16.2%	3,246,443	(356,287)	2,890,156
Total	100.0%	20,009,105	(584,417)	19,424,688

The loss allowance for loans to customers as at September 30, 2021, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product Type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	148	1,880	351,293	353,321
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	181			181
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets			(193,854)	(193,854)
New financial assets originated	(73)			(73)
Write-offs			(42,607)	(42,607)
Recoveries	(69)	-	144,291	144,222
Change in Credit loss allocation + ECL % assumption	(153)	(1,880)	16,412	14,379
Foreign exchange				-

Loss allowance as at September 30, 2021	34	-	275,535	275,569

PEAK FINTECH GROUP INC.	13
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	295	1,452	4,994	6,741
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	55	(1,649)		(1,594)
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets		(664)	2,213	1,549
New financial assets originated	(95)			(95)
Write-offs				-
Recoveries	164	-	2,255	2,419
Change in Credit loss allocation + ECL % assumption	18	861	(65)	814
Foreign exchange				-

Loss allowance as at September 30, 2021	437	-	9,397	9,834

	Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2020	224,355	-	-	224,355
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)	-			-
Individual financial assets transferred to (from) stage 3				-
Credit-impaired financial assets				-
New financial assets originated	(131,720)			(131,720)
Write-offs				-
Recoveries	219,994			219,994
Change in Credit loss allocation + ECL % assumption	(24,364)			(24,364)
Foreign exchange				-

Loss allowance as at September 30, 2021	288,265	-		288,265

The loss allowance for loans to customers as at December 31, 2020, broken down by product type, reconciles to the opening loss allowance for that provision as follows:

	Product type - Autos
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	11,615	25,382	328,005	365,002
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(17)	509	-	492
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(3,806)	137,974	134,168
New financial assets originated	(1,477)	-	-	(1,477)
Write-offs	-	-	-	-
Recoveries	(152)	-	78,307	78,155
Change in Credit loss allocation + ECL % assumption	(9,821)	(20,205)	(192,993)	(223,019)

Loss allowance as at December 31, 2020	148	1,880	351,293	353,321

PEAK FINTECH GROUP INC.	14
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

5 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES (CONTINUED)

	Product Type - Residential property
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	-	-
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	(98)	2,933	-	2,835
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	(1,489)	4,962	3,473
New financial assets originated	331	-	-	331
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	62	8	32	102

Loss allowance as at December 31, 2020	295	1,452	4,994	6,741

	Product Type - Credit
	Stage 1	Stage 2	Stage 3	Total ECL
	$	$	$	$
Loss allowance as at December 31, 2019	-	-	34,945	34,945
Individual financial assets transferred to (from) stage 2 (lifetime expected credit losses)*	-	-	-	-
Individual financial assets transferred to (from) stage 3	-	-	-	-
Credit-impaired financial assets	-	-	-	-
New financial assets originated	209,791	-	-	209,791
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Change in Credit loss allocation + ECL % assumption	14,564	-	(34,945)	(20,381)

Loss allowance as at December 31, 2020	224,355	-	-	224,355

6 - DEBTORS

	2021-09-30	2020-12-31
	$	$
Sales tax receivable	286,568	21,011
Advances to a company	-	17,139
Deposit for acquisition (1)	294,976	-
Deposits made for transactions on platforms with guarantee (2)	9,660,848	-
Deposits made for transactions on platforms (3)	1,487,350	-
Accounts receivable	11,461,033	28,834,941
Safety deposits with guarantor (4)	717,160	692,766
Service deposits (5)	-	974,500
Subscriptions receivable from non-controlling interests	283,912	-
Other subscriptions receivable	79,985	35,000
Prepayments to third party subcontractors (6)	11,595,993	-
	35,867,825	30,575,357

(1) As per agreements signed with potential shares or asset acquisition by two subsidiaries of the Company. These acquisitions or asset purchase transactions aim to be closed during the fourth quarter of 2021.

(2) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial instutions such as banks and lenders in mainland China. As collateral, the Company kept 10 to 15% of the merchandise in guarantee.

(3) As per agreements signed with third parties, subsidiaries of the Company have provided deposits in order to facilitate capital support from financial instutions such as banks and lenders in mainland China.

PEAK FINTECH GROUP INC.	15
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

6 - DEBTORS (CONTINUED)

(4) As per an agreement with a loan insurance provider, ASCS, a subsidiary of the Company, agreed to maintain a deposit with the loan insurance provider, representing 10% of the value of loans serviced by ASCS, on behalf of certain commercial bank guarantees by loan insurer providers. ASCS's third party financial partners and the Company's ASFC subsidiary have a three- way agreement in place with ASCS under which third party financial partners and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with the loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

(5) As per an agreement signed with a third party, ASDS, a subsidiary of the company, has provided deposits which were used to help to get capital support from financial institutions such as banks and lenders in mainland China. The deposits are returnable to ASDS on the termination of the agreement. In exchange, ASDS is entitled to charge a 2% referral fee upon each transaction of truck financial leasing recorded by the hauling company platform of Xi'an Xinruifeng. ASDS retains all rights to the recovery of the $Nil.(December 31, 2020 - $974,500) deposit per the agreement signed.

(6) Subsidiaries of the Company active in supply chain activity made prepayments to suppliers to support operational supply chain processes. These prepayment will be reverted to Company's subsidiaries when services or merchandise transactions are executed.

Debtors amounts are presented on the consolidated statements of financial position net of the allowance for doubtful accounts. In measuring the expected credit losses, the accounts receivables have been assessed on a collective basis as they possess shared credit risk characteristics. They have been grouped based on the days past due. The expected loss rates are based on the payment profile for sales based on historical credit losses. Accounts receivables are written off by taking in consideration third party guarantee on payment of debtors and if there is no reasonable expectation of recovery.

When measuring the expected credit losses of other debtors, Advances to a company, Safety deposits with guarantor, Service deposits and Subscriptions receivable , are assessed individually due to the low number of accounts. The expected loss rates are based on the payment profile of debtor, assessed by the company's lending hub system.

Debtors are written off (i.e. de-recognized) when there is no reasonable expectation of recovery. Failure to make payments within 180 days from the invoice date and failure to engage with the Issuer on alternative payment arrangements, amongst other things, are considered indicators of no reasonable expectation of recovery. As at September 30, 2021 an amount of $218,262 ($273,932 at December 31, 2020) was registered for expected credit loss for debtors.

7 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1,2021	1,136,485	122,336	205,358	1,464,179
Acquisitions	771,642	42,997	-	814,639
Disposals	-	-	(13,790)	(13,790)
Balance as at September 30, 2021	1,908,127	165,333	191,568	2,265,028

Accumulated amortization
Balance as at January 1, 2021	800,066	70,352	64,389	934,807
Amortization	219,348	31,725	34,653	285,725
Disposals	-	-	(7,642)	(7,642)
Exchange differences	55,819	(560)	(248)	55,011
Balance as at September 30, 2021	1,075,232	101,516	91,152	1,267,901
Net carrying amount as at September 30, 2021	832,895	63,817	100,416	997,127

Gross carrying amount
Balance as at January 1, 2020	897,453	106,196	205,358	1,209,007
Acquisition	239,032	16,140	-	255,172
Balance as at December 31, 2020	1,136,485	122,336	205,358	1,464,179

Accumulated amortization
Balance as at January 1, 2020	415,644	36,546	22,374	474,564
Amortization	406,762	36,820	50,112	493,694
Exchange differences	(22,340)	(3,014)	(8,097)	(33,451)
Balance as at December 31, 2020	800,066	70,352	64,389	934,807
Net carrying amount as at December 31, 2020	336,419	51,985	140,969	529,372

PEAK FINTECH GROUP INC.	16
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

8 - INTANGIBLE ASSETS

		Loan servicing
		servicing		Cubeler
	Heartbeat	agreement	Gold River	Interface	Total
	$	$	$	$	$
Gross carrying amount
Balance as at January 1, 2021	-	1,430,000	2,461,348	2,413,059	6,304,407
Acquisition	29,524,851	-	-	2,879,511	32,404,362
Reversal of impairment loss	-	-	193,717	-	193,717
Balance as at September 30, 2021	29,524,851	1,430,000	2,655,065	5,292,570	38,902,486

Accumulated amortization
Balance as at January 1, 2021	-	286,000	2,461,348	393,182	3,140,530
Amortization	258,333	107,250	9,686	309,994	685,263
Exchange differences	-	-	-	(13,231)	(13,231)
Balance as at September 30, 2021	258,333	393,250	2,471,034	689,945	3,812,562
Net carrying amount as at September 30, 2021	29,266,518	1,036,750	184,031	4,602,624	35,089,924

Gross carrying amount
Balance as at January 1, 2020	-	1,430,000	2,461,348	1,354,774	5,246,122
Acquisition	-	-	-	1,058,285	1,058,285
Balance as at December 31, 2020	-	1,430,000	2,461,348	2,413,059	6,304,407

Accumulated amortization
Balance as at January 1, 2020	-	143,000	2,461,348	242,364	2,846,712
Amortization	-	143,000	-	236,850	379,850
Exchange differences	-	-	-	(86,032)	(86,032)
Balance as at December 31, 2020	-	286,000	2,461,348	393,182	3,140,530
Net carrying amount as at December 31, 2020	-	1,144,000	-	2,019,877	3,163,877

9 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2021-09-30	2020-12-31
	$	$
Trade accounts payable and accruals	10,020,692	22,717,164
Advance from third party, annual interest 10%	395,970	1,391,001
Advance from a director, no interest (note 17)	-	270,911
Advance from third party customers, no interest	3,954,626	2,140,217
Advance from an affiliated company (notes 6 and 17)	-	40,134
	14,371,288	26,559,427

10 - LEASE LIABILITIES

	2021-09-30	2020-12-31
	$	$
Balance - beginning of year	239,506	452,528
Additions	719,235	239,032
Accretion interest	41,018	30,426
Lease payments	(271,223)	(517,171)
Effect of exchange rate change on obligation	21,784	34,691
Balance - end of period	750,320	239,506
Current Portion	168,037	117,709
	582,283	121,797

PEAK FINTECH GROUP INC.	17
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

10 - LEASE LIABILITIES (CONTINUED)

Following is a summary of the Company's obligations regarding lease payments:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at September 30, 2021
Lease payments	492,670	911,344	795,860	2,199,874

As at December 31, 2020
Lease payments	116,864	241,844	-	358,708

11 - DEBENTURES

The carrying value of debentures as at September 30, 2021 and December 31, 2020, were as follows:

	2021-09-30	2020-12-31
	$	$
Debenture issued of December 19, 2018	-	-
Debenture issued of April 24, 2019	-	23,311
Debenture issued of January 15, 2020	-	-
Balance - end of period / year	-	23,311
Current portion	-	23,311
	-	-

11 a) Debenture issuance of December 19, 2018

During the nine-month period ended September 30, 2021, Nil (nine-month period ended September 30, 2020 - 500,000) warrants were exercised at a price of $1.00 per share following surrendering of debentures for a total face value of $ Nil (nine-month period ended September 30, 2020 - $500,000) (note 13.3 (c)).

11 b) Debenture issuance of April 24, 2019

The movement during the nine-month period ended September 30, 2021 and the year ended December 31, 2020, relating to this debenture can be summarised as follows:

	2021-09-30	2020-12-31
	$	$
Balance at the beginning	23,311	137,638
Accretion of debentures	683	23,452
Conversion of debentures	(23,994)	(137,779)
Balance at the end	-	23,311

During the nine-month period ended September 30, 2021, $25,000 (nine-month period ended September 30, 2020, $Nil) face value of debentures were converted to 25,000 (nine-month period ended September 30, 2020 - Nil) common shares of the Company at a price of $1.00 per share.

12 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold was comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $1.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

PEAK FINTECH GROUP INC.	18
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

12 - BONDS (CONTINUED)

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty").

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The set aside amount at September 9, 2021, is $63,333 and is presented under Restricted Cash in the Consolidated statements Financial Position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and the contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $227,569 computed as the present value of future principal and interest payments discounted at a rate of 22%.

The fair value of the warrants of $614 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.30
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$1.00

The Company also granted 57,000 compensation warrants to eligible persons who helped place the bonds units entitling them to purchase a number of Peak common shares equal to 8,0% of the value of debentures they help place, at a price of $0.50 per common share for a thirty-six-month period following the closing date.

The fair value of the compensation warrants of $6,995 was calculated using the Black & Scholes option pricing model and the following weighted average assumptions and was presented as issuance cost of the bonds:

Share price at the date of grant	$0.30
Expected life	3 years
Risk-free interest rate	0.29%
Expected volatility (1)	83.12%
Dividend	0%
Exercise price at the date of grant	$0.50

The movement during the nine-months ended September 30, 2021 and the year ended December 31, 2020, relating this bond can be summarised as follows:

	2021-09-30	2020-12-31
	$	$
Balance at the beginning	258,933	-
Addition	-	400,000
Accretion of bonds	19,918	13,789
Amortisation of initial costs	20,175	17,575
Contributed surplus for warrants	-	(64,896)
Issuance costs	-	(107,535)
Balance at the end	299,026	258,933

13 - SHAREHOLDERS' EQUITY

13.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

PEAK FINTECH GROUP INC.	19
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

13 - SHAREHOLDERS' EQUITY (CONTINUED)

Effective July 27, 2021, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 2 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

13.2 Description of the shareholders' equity operations during the nine-month period ended September 30, 2021

a) During the nine-month period ended September 30, 2021, $25,000 of secured debentures with a conversion price of $1.00 per share were converted into common shares of the Company. At the date of conversion these debentures had an amortized cost totalling $23,994. The Company therefore issued 25,000 common shares to the debenture holders and recorded $23,994 in share capital. In addition, amounts of $3,489 related to these debenture conversions, were transferred to capital stock from conversion options in the consolidated statement of financial position.

b) During the nine-month period ended September 30, 2021, the Company issued 16,676 common shares at an average price of $3.05 per share to settle $50,850 of debts related to services received by the Company, of which $15,000 was recorded in public relations fees in the condensed interim consolidated statements of comprehensive profit and loss, $35,850 was recorded against accounts payable and accruals in the condensed interim consolidated statements of financial position.

c) During the nine-month period ended September 30, 2021, the Company issued 7,157,732 common shares at an average exercise price of $0.84 per share for total proceeds of $5,993,925 upon the exercise of share purchase warrants, and $2,135,722 related to exercised warrants were transferred from contributed surplus to share capital in the condensed interim consolidated statements of changes in equity (note 13.4).

d) During the nine-month period ended September 30, 2021, the Company issued 82,500 common shares at an average exercise price of $1.00 per share for total proceeds of $82,500 upon the exercise of stock options, and $79,590 related to exercised stock options were transferred from contributed surplus to share capital in the condensed interim consolidated statements of changes in equity (note 14).

e) On April 8, 2021 the Company issued the final tranche of 511,169 common shares at $0.79 per share with a total consideration of $403,610 in relation to a business combination (refer note 4). Consequently $403,610 was credited to share capital with the offset being debited to equity to issue in the condensed interim consolidated statement of changes in equity.

f) On July 7, 2021, the Company closed a short-form prospectus financing consisting of the sale of 13,149,999 units (a "Unit") at a price of $4,00 per Unit for poceeds of $52,600,000 (net proceeds of $46,105,695 after related expenses). Each unit consists of one (1) common share and half (0.5) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $7.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 6,575,000 warrants was $13,397,109. The value attributed to contributed surplus was $10,677,558. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$3.90
Expected life	2 years
Risk-free interest rate	0.48%
Expected volatility (1)	126.75%
Dividend	0%
Exercise price at the date of grant	$7.00

Peak also granted 920,500 compensation warrants to eligible persons who helped place the private placements entitling them to purchase a number of Peak common shares at a price of $7.00 per common share for a twenty-four-month period from the issuance.

PEAK FINTECH GROUP INC.	20
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

13 - SHAREHOLDERS' EQUITY (CONTINUED)

The fair value of the 920,500 compensation warrants was $1,875,595 which was recorded in share issue costs and have been disclosed as a reduction in share capital in the interim condensed consolidated statements of changes in equity with the credit recorded in contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$3.90
Expected life	2 years
Risk-free interest rate	0.48%
Expected volatility (1)	126.75%
Dividend	0%
Exercise price at the date of grant	$7.00

In connection with the shot-form prospectus financing, the Company incurred share issue costs totalling $6,247,135 which have been disclosed as a reduction in share capital in the interim condensed consolidated statements of changes in equity.

13.3 Description of the shareholders' equity operations during the nine-month period ended September 30, 2020

a) On February 3, 2020, the Company closed a private placement consisting of the sale of 720,000 units (a ''Unit'') at a price of $0.80 per Unit for proceeds of $576,000. Each unit consists of one (1) common share and half (0.5) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $2.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 360,000 warrants was $157,547. The value attributed to contributed surplus was $112,653. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.90
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$2.00

b) On April 4, 2020, the Company closed a private placement consisting in the sale of 150,000 shares at a price of $0.50 per shares for gross proceeds of $75,000.

c) During the nine-month period ended September 30, 2020, $500,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $1.00 per share pursuant to the private placement closed in December 2017. At the date of conversion, these debentures had a amortized cost totalling $436,402. The Company therefore issued 500,000 common shares at a price of $0.87 per share to the debenture holders and recorded $436,402 in share capital. In addition, a corresponding residual value of $99,153 attributed to these warrants was transferred to capital stock from contributed surplus.

PEAK FINTECH GROUP INC.	21
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

13 - SHAREHOLDERS' EQUITY (CONTINUED)

13.4 Warrants

The outstanding options as at September 30, 2021 and December 30, 2020 and the respective changes during the nine-month periods then ended, are summarized as follows:

		2021-09-30		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	14,662,750	0.966	9,534,750	1.220
Granted	14,990,999	3.500	13,465,000	0.656
Expired	-	-	(715,000)	1.000
Extended	-	-	570,000	1.000
Exercised (1)	(9,472,245)	1.032	(8,192,000)	0.780

Outstanding and exercisable, end of period	20,181,504		14,662,750	0.966

(1) As at December 31, 2020, 60,000 warrants had been exercised but the shares had not been issued. At December 31, 2020 the value of those shares to be issued, amounting to $107,611, were classified as equity to be issued. These shares were issued in February 2021.

As of September 30, 2021 and December 31, 2020, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

		2021-09-30		2020-12-31
	Number	Exercise price	Number	Exercise price
		$		$
Expiration date
February 2021	-	1.000	500,000	1.00
April 2021	-	1.000	3,750	1.00
April 2021	-	1.000	185,000	1.00
July 2021	10,000	1.600	50,000	1.60
September 2021	5,000	0.800	305,000	0.80
October 2021	-	0.800	50,000	0.80
October 2021	125,000	1.500	125,000	1.50
December 2021	1,930,000	1.600	3,300,000	1.60
January 2022	-	1.600	150,000	1.60
February 2022	360,000	2.000	360,000	2.00
September 2022	-	1.000	193,334	1.00
September 2022	-	1.140	290,000	1.14
September 2022	-	1.220	166,667	1.22
September 2022	-	2.400	700,000	2.40
July 2022	647,500	0.500	1,195,000	0.50
August 2022	1,415,190	0.500	5,167,000	0.50
October 2022	950,000	0.800	1,150,000	0.80
October 2022	250,000	1.500	250,000	1.50
November 2022	-	1.500	500,000	1.50
May 2023	13,328	1.000	18,000	1.00
May 2023	3,500	2.000	4,000	2.00
July 7, 2023	12,870,149	3.500	-	-
July 7, 2023	1,601,837	3.500	-	-
	20,181,504		14,662,750

PEAK FINTECH GROUP INC.	22
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

14 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

The outstanding options as at September 30, 2021 and December 31, 2020 and the respective changes during the nine-month periods then ended, are summarized as follows:

		2021-09-30		2020-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	4,351,750	1.336	2,551,250	1.360
Granted	920,000	4.256	2,280,500	1.247
Expired	-	-	(190,000)	1.000
Forfeited	-	-	(28,750)	1.000
Exercised	(607,500)	1.605	(261,250)	1.000
Outstanding end of period	4,664,250	1.878	4,351,750	1.336

Exercisable end of period	1,205,050	1.359	1,891,000	1.480

The table below summarizes the information related to outstanding share options as at September 30, 2021.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
June 1, 2022	2.100	390,000	8 months
November 27, 2022	1.100	18,750	1 year and 1 month
December 15, 2022	1.600	171,250	1 year and 2 months
April 16, 2023	1.000	5,000	1 year and 6 months
June 5, 2023	1.000	288,750	1 year and 8 months
November 28, 2023	1.000	37,500	2 years and 1 months
May 1, 2024	1.000	50,000	2 years and 7 months
May 27, 2024	1.000	447,500	2 years and 7 months
September 5, 2024	1.000	10,000	2 years and 11 months
November 1, 2024	1.100	50,000	3 years and 1 month
November 12, 2024	1.000	5,000	3 years and 1 month
June 11, 2025	1.000	745,500	3 years and 8 months
August 7, 2025	0.450	250,000	3 years and 10 months
October 28, 2025	1.500	1,225,000	4 years and 0 months
November 6, 2025	2.700	50,000	4 years and 1 month
January 28, 2026	5.700	25,000	4 years and 3 months
March 22, 2026	5.500	55,000	4 years and 5 months
May 13, 2026	4.800	10,000	4 years and 7 months
July 7, 2026	4.100	825,000	4 years and 9 months
August 10, 2026	8.000	5,000	4 years and 10 months
		4,664,250

PEAK FINTECH GROUP INC.	23
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

14 - SHARE-BASED PAYMENTS (CONTINUED)

The table below summarizes the information related to outstanding share options as at December 31, 2020.

	Range of	Number of	Weighted average remaining
Maturity date	exercise price	options	contractual life (years)
	$
May 25, 2021	1.000	7,500	5 months
July 8, 2021	1.700	525,000	7 months
September 1, 2022	2.100	390,000	1 years and 6 months
November 27, 2022	1.100	18,750	1 year and 11 months
December 15, 2022	1.600	171,250	2 years
April 16, 2023	1.000	5,000	2 years and 4 months
September 5, 2020	1.000	363,750	2 years and 6 months
November 28, 2023	1.000	37,500	2 years and 11 months
May 27, 2024	1.000	497,500	3 years and 5 months
September 5, 2024	1.000	10,000	3 years and 9 months
November 1, 2024	1.100	50,000	3 years and 11 months
November 12, 2024	1.000	5,000	3 years and 11 months
September 11, 2025	1.000	745,500	4 years and 6 months
August 7, 2025	0.450	250,000	4 years and 8 months
October 28, 2025	1.500	1,225,000	4 years and 10 months
06 November 2025	2.700	50,000	4 years and 11 months
		4,351,750

During the three and nine-month periods ended September 30, 2021 the Company recorded an expense of $815,801 and $1,557,006 respectively related to share-based payments (periods ended September 30, 2020 - $112,920 and $260,412). The offset was credited to contributed surplus.

14.1

Share-based payments granted to directors and employees during the nine-month period ended September 30, 2021

a) On January 28, 2021 the Company granted options to acquire 25,000 common shares of the Company at an average exercise price of $5.70 to a director.

The options vest over a two-year period and are exercisable over a period of five years .

The fair value of the options granted, amounting to $103,780, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.32
Expected life	5 years
Risk-free interest rate	0.46%
Volatility (1)	111%
Dividend	0%
Exercise price at the date of grant	$5.70

PEAK FINTECH GROUP INC.	24
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

14 - SHARE-BASED PAYMENTS (CONTINUED)

b) On May 13, 2021, the Company granted 10,000 options to new employees at an exercise price of $4.80 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in May 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $33,764, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$4.40
Expected life	5 years
Risk-free interest rate	0.95%
Volatility (1)	108%
Dividend	0%
Exercise price at the date of grant	$4.80

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

c) On July 7, 2021, the Company granted 825,000 options to certain diectors, officers and key employees at an exercise price of $4.10 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in July 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $2,424,249, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$3.90
Expected life	5 years
Risk-free interest rate	0.93%
Volatility (1)	103.74%
Dividend	0%
Exercise price at the date of grant	$4.10

d) On August 10, 2021, the Company granted 5,000 options to a new employee at an exercise price of $8.00 per share. The options are vesting over a twenty-four-month period following the date of granting and will be exercisable over a period of five years expiring in August 2026.

The options vest over a period of eight, sixteen and twenty-four months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $28,459, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$7.57
Expected life	5 years
Risk-free interest rate	0.41%
Volatility (1)	104.24%
Dividend	0%
Exercise price at the date of grant	$8.00

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

PEAK FINTECH GROUP INC.	25
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

14.2 Options granted to consultants during the nine-month period ended September 30, 2021

a) On March 22, 2021 the Company granted options to acquire 55,000 common shares of the Company at an average exercise price of $5.50 to one of its service providers as part of an investors relations agreement.

The options vest over a period of nine months and are exercisable over a period of five years .

The fair value of the options granted, amounting to $235,434, was calculated using the Black & Scholes option pricing model using the following assumptions:

Share price at the date of grant	$5.48
Expected life	5 years
Risk-free interest rate	0.92%
Volatility (1)	109%
Dividend	0%
Exercise price at the date of grant	$5.50

(1) The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

15 - CAPITAL MANAGEMENT POLICIES AND PROCEDURES

The Company's capital management objectives are as follows:

- To ensure the Company's ability to continue its development;

- To provide an adequate return to shareholders.

The Company monitors capital on the basis of the carrying amount of equity which represents $104,177,576 ($32,614,250 as at December 31, 2020).

The Company manages its capital structure and makes adjustments to it to ensure it has sufficient liquidity and raises capital through stock markets to continue its development.

The Company is not subject to any externally imposed capital requirements.

16 - FINANCIAL INSTRUMENTS

16.1 Classification of financial instruments

As at September 30, 2021 and December 31, 2020, the carrying amount of financial assets and financial liabilities were as follows:

			2021-09-30
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		36,398,828	36,398,828
Restricted Cash		63,333	63,333
Debtors		35,581,257	35,581,257
Loans receivable		20,289,185	20,289,185
Deposits for investments		492,500	492,500
	-	92,825,103	92,825,103

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		14,371,288	14,371,288
Bonds		299,026	299,026
CEBA Loan		40,000	40,000
	-	14,710,314	14,710,314

PEAK FINTECH GROUP INC.	26
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

16 - FINANCIAL INSTRUMENTS (CONTINUED)

			2020-12-31
	Assets and	Assets and
	liabilities	liabilities
	carried at	carried at	Total
	fair value	amortized cost	carrying value
	$	$	$
Financial assets
Financial assets measured at amortized cost
Cash		5,873,876	5,873,876
Restricted Cash		80,091	80,091
Debtors		29,248,478	29,248,478
Loans receivable		19,424,689	19,424,689
Deposits for investments		194,900	194,900
	-	54,822,034	54,822,034

Financial liabilities
Financial liabilities measured at amortized cost
Accounts payable and accrued liabilities		25,128,066	25,128,066
Debentures		23,311	23,311
Bonds		258,933	258,933
CEBA Loan		40,000	40,000
Financial liabilities carried at fair value
Conversion option	(3,489)		(3,489)
	(3,489)	25,450,310	25,446,821

16.2 Financial risk management objectives and policies

The Company is exposed to various risks in relation to financial instruments. The main risks the Company is exposed to are credit risk (see note 5), market risk and liquidity risk.

The Company does not actively engage in the trading of financial instruments for speculative purposes.

No changes were made in the objectives, policies and processes related to financial instrument risk management during the reporting periods.

The most significant financial risks to which the Company is exposed are described below.

PEAK FINTECH GROUP INC.	27
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

 16 - FINANCIAL INSTRUMENTS (CONTINUED)

16.3 Financial risks

16.3.1 Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient amount. The Company's objective is to maintain a cash position sufficient to cover the next twelve-month obligations (notes 2 ).

The Company's non-derivative financial liabilities have contractual maturities (including interest payments where applicable) as summarized below:

			2021-09-30
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	14,371,288	-	-
Bonds	-	-	400,000
CEBA loan	40,000	-	-
	14,411,288	-	400,000

			2020-12-31
		Current	Long-term
	Within		More
	6 months	6 to 12 months	than 12 months
	$	$	$
Accounts payable and accrued liabilities	26,749,055	-	-
Debentures	25,000	-	-
Bonds	-	-	400,000
CEBA loan	40,000	-	-
	26,814,055	-	400,000

The breakdown in Finance costs during the Nine-month period ended September 30, 2021 and 2020 is as follows:

16.4 Finance costs

	2021-09-30	2020-09-30	2021-09-30	2020-09-30
		(restated)		(restated)
	(3 months)	(3 months)	(9 months)	(9 months)
Interest on debentures	-	71,630	333	213,005
Interest on lease liabilities (note 10)	26,277	8,507	40,247	25,413
Interest on security deposit and advances	22,697	51,325	76,856	142,778
Interest on bonds	10,000	10,417	30,000	13,924
Interest income	(26,343)	(10,317)	(36,949)	(24,564)
Accretion on debentures and bonds	7,047	147,475	20,601	426,153
Total interest expense	39,678	279,037	131,088	796,709
Miscellaneous	1,928	1,547	6,286	4,225
	41,606	280,584	137,374	800,934

PEAK FINTECH GROUP INC.	28
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

16 - FINANCIAL INSTRUMENTS (CONTINUED)

16.5 Fair value

The following methods and assumptions were used to determine the estimated fair value for each class of financial instruments:

- The fair value of cash, loans receivables and debtors (except sales tax receivables), accounts payable and accrued liabilities approximate their carrying amount, given the short-term maturity;

- The fair value of the debentures is estimated using a discounted cash flow approach and approximate their carrying amount.

- The fair value of contingent compensation payable related to the acquisition of certain assets and personnel from Wuxi Wenyi Financial Services Co. (note 4) is estimated by probability-weighted cash outflows and reflect management's estimate of a 80% probability that the contract's target level will be achieved and the expected Company's share price.

The Company categorized its financial instruments based on the following three levels of inputs used for fair value measurements:

Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the assets and liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Debentures are level 2 under the fair value hierarchy.

Contingent compensation payable and the option conversion are level 3 under the fair value hierarchy.

17 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel are, the CEO, the CFO , the China CEO and the members of the Board. Their remuneration includes the following expenses:

	2021-09-30	2020-09-30	2021-09-30	2020-09-30
		(restated)		(restated)
	(3 months)	(3 months)	(9 months)	(9 months)
	$	$	$	$
Salaries and fringe benefits	197,232	93,677	553,546	311,880
Share-based payments	747,880	94,311	1,391,300	203,866
Royalty- Cubeler	32,524	47,469	107,202	104,370
Management fees paid to a company held by a director	-	-	-	5,775
Interest on debentures	-	200	-	600
Total	977,636	235,657	2,052,048	626,491

PEAK FINTECH GROUP INC.	29
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

 These transactions occurred in the normal course of operations and have been measured at fair value.

As at September 30, 2021, and December 31, 2020 the condensed interim consolidated statement of financial position includes the following amounts with related parties:

	2021-09-30	2020-12-31
	$	$
Advance from a director to a subsidiary, no interest	-	270,911
Subscriptions to be received	-	25,000
Payable to an affiliated company	(206,955)	(40,134)
	(206,955)	255,777

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

18 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the 'Other' heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately as each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

18 - SEGMENT REPORTING

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn- key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

PEAK FINTECH GROUP INC.	30
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

18 - SEGMENT REPORTING (CONTINUED)

Other

The "other" category includes the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China.

The segment information for the nine-month periods ended September 30, 2021, and 2020 are as follows:

	Nine months ended 2021-09-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external	-	1,835,609	-	-	1,835,609
Fees/sales from external customers	3,022,671	827,237	-	-	3,849,908
Supply chain services	64,730,021	-	168,988	-	64,899,009
Inter-segment	669,460	119,034	-	(788,494)	-
Total revenues	68,422,152	2,781,879	168,988	(788,494)	70,584,525
Expenses
Depreciation and amortization	475,874	189,470	15,386	-	680,729
Interest expense	98,471	4,830	(2,644)	-	100,657
All other expenses	(475,874)	(95,829)	67,909,637	(788,494)	66,549,440
Total expenses	98,471	98,471	67,922,378	(788,494)	67,330,827
Profit (loss) before tax	68,323,680	2,683,408	(67,753,390)	-	3,253,698
Income tax	1,359,718	456,969	4,356	-	1,821,043
Net profit (loss)	66,963,963	2,226,439	(67,757,747)	-	1,432,655
Non-controlling interest	364,311	497,000	-	-	861,311
Net profit (loss) attributable to owners of the parent	66,599,652	1,729,439	(67,757,747)	-	571,344

Segmented assets	37,622,440	24,588,687	19,368,327	49,162,711	130,742,165

PEAK FINTECH GROUP INC.	31
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

18 - SEGMENT REPORTING (CONTINUED)

Other (continued)

	Nine months ended 2020-09-30 (restated)
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from external	-	2,452,592	-	-	2,452,592
Fees/sales from external customers	2,130,883	717,082	-	-	2,847,965
Supply chain services	21,028,711	-	-	-	21,028,711
Inter-segment	414,382	-	247,705	(662,087)	-
Total revenues	23,573,976	3,169,674	247,705	(662,087)	26,329,268
Expenses
Depreciation and amortization	144,815	395,340	107,209	-	647,364
Interest expenses	111,660	34,502	640,849	-	787,011
Outsourcing expenses	20,912,490	-	-	-	20,912,490
All other expenses	618,901	2,267,307	3,569,893	(662,087)	5,794,014
Total expenses	21,787,866	2,697,149	4,317,951	(662,087)	28,140,879
Profit (loss) before tax	1,786,110	472,525	(4,070,246)	-	(1,811,611)
Income tax (recovery)	392,510	108,894	-	-	501,404
Net profit (loss)	1,393,600	363,631	(4,070,246)	-	(2,313,015)
Non-controlling interest	490,609	124,470	-	-	615,079
Net profit (loss) attributable to owners of the parent	902,991	239,161	(4,070,246)	-	(2,928,094)

Segmented assets	23,365,186	24,273,744	21,777,735	(20,729,128)	48,687,537

(1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

The Company's non-current assets (other than financial instruments) are located in the following geographic regions:

	2021-09-30	2020-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	38,875,670	6,548,695
Canada	1,036,750	1,144,000
Total	39,912,420	7,692,695

PEAK FINTECH GROUP INC.	32
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

19 - NON-CONTROLLING INTERESTS

The Company controls two subsidiaries that have significant non-controlling interests (NCIs).

	2021-09-30	2020-12-31
	% ownership	% ownership
	and voting rights	and voting rights
Entities	held the by NCIs	held the by NCIs
Asia Synergy Supply Chain Ltd ("ASSC")	49%	49%
Asia Synergy Financial Capital Ltd ("ASFC")	49%	49%
Wechain (Nanjing) Technology Service Co., Ltd	49%	-
Beijing Kailifeng New Energy Technology Co., Ltd	49%	-

	Total comprehensive income
	allocated to NCI		Accumulated NCI
	Nine-month
	period ending	Year ending	As at	As at
	2021-09-30	2020-12-31	2021-09-30	2020-12-31
Asia Synergy Supply Chain Ltd	491,538	921,521	2,015,651	1,334,581
Asia Synergy Financial Capital Ltd	453,500	407,414	10,889,439	10,435,939
Wechain (Nanjing) Technology Service Co., Ltd	(120,766)	-	163,144	-
Beijing Kailifeng New Energy Technology Co., Ltd	(4,082)	-	(4,082)	-
	820,190	1,328,935	13,064,152	11,770,520

No dividends were paid to NCIs during the nine-month period ended September 30, 2021 and the year ended December 31, 2020 .

PEAK FINTECH GROUP INC.	33
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

19 - NON-CONTROLLING INTERESTS (CONTINUED)

Summarised financial information for subsudiaries with NCIs, before intragroup eliminations are as follows:

	ASSC		ASFC		Wechain		Kalifeng		Total
	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31
	$	$	$	$	$	$	$	$

Current assets	9,177,437	26,997,077	20,887,935	18,770,871	589,849	-	-	-	30,655,221	45,767,948
Non-current assets	505	853	4,357,714	4,360,915	130,372	-	-	-	4,488,591	4,361,768
Total assets	9,177,942	26,997,930	25,245,649	23,131,786	720,221	-	-	-	35,143,812	50,129,716

Current liabilities	4,933,740	24,274,295	2,435,670	1,689,668	342,010	-	8,340	-	7,719,759	25,963,963
Non-current liabilities	-	-	166,835	144,283	53,503	-	-	-	220,339	144,283
Total liabilities	4,933,740	24,274,295	2,602,505	1,833,951	395,513	-	8,340	-	7,940,098	26,108,246

Equity attributable to owners of the parent	2,097,923	1,389,054	11,333,906	10,861,896	169,805	-	(4,249)	-	13,597,385	12,250,950

Non-controlling interests	2,015,651	1,334,581	10,889,439	10,435,939	163,144	-	(4,082)	-	13,064,152	11,770,520

	ASSC		ASFC		Wechain		Kalifeng		Total
							Nine-month
	Nine-month		Nine-month		Nine-month		period		Nine-month
	period ending	Year ending	period ending	Year ending	period ending	Year ending	ending	Year ending	period ending	Year ending
	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31	2021-09-30	2020-12-31
	$	$	$	$	$	$	$	$	$	$

Revenue	20,968,703	38,409,836	1,954,642	2,446,058	-	-	-	-	22,923,345	40,855,894
Profit for the year attributable to owners of the parent	507,742	958,850	517,286	189,077	(124,313)	-	(4,249)	-	896,467	1,147,926
Profit for the year attributable to NCIs	487,831	921,248	497,000	181,662	(119,438)	-	(4,082)	-	861,311	1,102,910
Profit for the year	995,573	1,880,097	1,014,286	370,739	(243,751)	-	(8,331)	-	1,757,778	2,250,836

Other comprehensive income ("OCI") for the year
OCI attributable to the owners of the parent	3,858	285	(45,276)	234,967	(1,382)	-	-	-	(42,799)	235,251
OCI attributable to NCIs	3,707	273	(43,500)	225,752	(1,328)	-	-	-	(41,121)	226,026
OCI for the year	7,565	558	(88,776)	460,719	(2,710)	-	-	-	(83,920)	461,277

Total comprehensive income for the year attributable to the owners of the parent	511,601	959,134	472,010	424,043	(125,695)	-	(4,249)	-	853,667	1,383,178
Total comprehensive income for the year attributable to NCIs	491,538	921,521	453,500	407,414	(120,766)	-	(4,082)	-	820,190	1,328,935
Total comprehensive income for the year	1,003,139	1,880,655	925,510	831,458	(246,461)	-	(8,331)	-	1,673,857	2,712,113

Net cash used in operating activities	1,489,543	(1,284,050)	(1,424,832)	461,254	(142,353)	-	8	-	(77,634)	(822,796)
Net cash used in investing activities	(2)	466,250	(3,035)	15,935	(141,532)	-	-	-	(144,569)	482,185
Net cash from financing activities	(1,355,533)	743,189	118,304	227,582	256,409	-		-	(980,820)	970,771
Foreign exchange differences	36,123	4,693	254,608	927,798	(4,940)	-	(8)	-	285,783	932,491
Net cash (outflow) inflow for the year	170,131	(69,918)	(1,054,955)	1,632,569	(32,416)	-	-	-	(917,240)	1,562,651

PEAK FINTECH GROUP INC.	34
Notes to Condensed Interim Consolidated Financial Statements
For the three and nine-month periods ended September 30, 2021 and 2020 (In Canadian dollars) (Unaudited)

19 - NON-CONTROLLING INTERESTS (CONTINUED)

During the three and nine-month periods ended September 30, 2021, the Company's subsidiary, ASDS along with the non-controlling interests of ASSC and Wechain subscribed for additional share capital in these subsidiaries in the ratio of their relevant ownership percentages. The total value of capital injected by NCIs in ASSC totalled $189,432 and in Wechain totalled $283,912. As at September 30, 2021 the NCI's portion of the capital injection agreed for Wechain was oustanding and has been recorded as a receivable in the condensed interim cosolidated statement of financial position under debtors (refer note 6).

20 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.

21 - SUBSEQUENT EVENTS

a) On October 1, 2021, the Company acquired 100% of the outstanding shares of Cubeler Inc. ("Cubeler"). Cubeler is the developer and owner of the technology that powers Peak's Business Hub. Under the terms of the Cubeler Acquisition Agreement, Peak paid consideration with a fair value totalling $108,433,566 comprising $1,000,000 in cash and a total of 11,133,012 common shares of Peak at $9.65 per share. A fairness opinion was obtained from an independant third party.

The Company's evaluation of assets acquired following the acquisition is under review by the management and an advisor of the Company.

b) On October 28, 2021, the Company granted incentive options to acquire 25,000 common shares to a consultant. The stock options expire in October 2026, vest over two years and have an exercise price of $11.50.

c) On October 27, 2021, the company announced that its name would change to Tenet Fintech Group Inc., effective as of November 1, 2021.

d) On November 5, 2021, the Company announced that it had moved its head office to Toronto, Ontario.

e) On October 5, 2021, the Company issued 600,000 of its common shares to the owners of Huayan, as part of an asset purchase agreement that included the Heartbeat insurance brokerage platform, in the settlement of the share component of the upfront consideration payable under the transaction. Further, on November 9, 2021, the Company made the final cash payment of $4,459,350 to the owners of Huayan in full settlement of the cash component of the consideration payable under the agreement.